Exhibit 99.1 Project Paratus – Agreed NSN Term Sheet 2 July, 2021 –SUBJECT TO FRE 408 & ITS EQUIVALENTSExhibit 99.1 Project Paratus – Agreed NSN Term Sheet 2 July, 2021 –SUBJECT TO FRE 408 & ITS EQUIVALENTS

Disclaimer We have prepared this document solely for informational purposes. You should not definitively rely upon it or use it to form the definitive basis for any decision, contract, commitment or action whatsoever, with respect to any proposed transaction or otherwise. You and your directors, officers, employees, agents and affiliates must hold this document and any oral information provided in connection with this document in strict confidence and may not communicate, reproduce, distribute or disclose it to any other person, or refer to it publicly, in whole or in part at any time except with our prior written consent. If you are not the intended recipient of this document, please delete and destroy all copies immediately. The information contained herein includes certain statements, estimates and projections with respect to our anticipated future performance and anticipated industry trends. Such statements, estimates and projections reflect various assumptions concerning anticipated results and industry trends, which assumptions may or may not prove to be correct. Actual results and trends may vary materially and adversely from the projections contained herein. We have prepared this document and the analyses contained in it based, in part, on certain assumptions and information obtained by us from the recipient, its directors, officers, employees, agents, affiliates and/or from other sources. Our use of such assumptions and information does not imply that we have independently verified or necessarily agree with any of such assumptions or information, and we have assumed and relied upon the accuracy and completeness of such assumptions and information for purposes of this document. Neither we nor any of our affiliates, or our or their respective officers, employees or agents, make any representation or warranty, express or implied, in relation to the accuracy or completeness of the information contained in this document or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. We and our affiliates and our and their respective officers, employees and agents expressly disclaim any and all liability which may be based on this document and any errors therein or omissions therefrom. Neither we nor any of our affiliates, or our or their respective officers, employees or agents, make any representation or warranty, express or implied, that any transaction has been or may be effected on the terms or in the manner stated in this document, or as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any. Any views or terms contained herein are preliminary only, and are based on financial, economic, market and other conditions prevailing as of the date of this document and are therefore subject to change. We undertake no obligation or responsibility to update any of the information contained in this document. Past performance does not guarantee or predict future performance. When considering any forward-looking statements or projections contained herein, you should keep in mind the risks described from time to time in the Company’s filings with the SEC, including its 2020 Annual Report on Form 20-F (File No. 333-224459). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement. This document and the information contained herein do not constitute an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor do they constitute an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies, and do not constitute legal, regulatory, accounting or tax advice to the recipient. We recommend that the recipient seek independent third party legal, regulatory, accounting and tax advice regarding the contents of this document. This document does not constitute and should not be considered as any form of financial opinion or recommendation by us or any of our affiliates. This document is not a research report and was not prepared by the research department of Seadrill Limited or any of its affiliates. Neither you nor your directors, officers, employees, agents and affiliates may use the information contained in this document in any manner whatsoever, in whole or in part, other than in connection with evaluating the proposal contained herein. This document may contain material non-public information concerning Seadrill Limited and/or its affiliates and/or Seadrill Limited’s and/or its affiliates’ securities. You and your directors, officers, employees, agents and affiliates must only use such information in accordance with your compliance policies and procedures, contractual obligations and applicable laws and regulations. Some or all of the information contained herein is or may be price sensitive information and the use of such information may be regulated or prohibited by applicable legislation relating to insider dealing. You and your directors, officers, employees, agents and affiliates must not use any such information for any unlawful purpose. This document is subject to FRE 408 and its equivalents. SUBJECT TO FRE 408 & ITS EQUIVALENTS 2 Disclaimer We have prepared this document solely for informational purposes. You should not definitively rely upon it or use it to form the definitive basis for any decision, contract, commitment or action whatsoever, with respect to any proposed transaction or otherwise. You and your directors, officers, employees, agents and affiliates must hold this document and any oral information provided in connection with this document in strict confidence and may not communicate, reproduce, distribute or disclose it to any other person, or refer to it publicly, in whole or in part at any time except with our prior written consent. If you are not the intended recipient of this document, please delete and destroy all copies immediately. The information contained herein includes certain statements, estimates and projections with respect to our anticipated future performance and anticipated industry trends. Such statements, estimates and projections reflect various assumptions concerning anticipated results and industry trends, which assumptions may or may not prove to be correct. Actual results and trends may vary materially and adversely from the projections contained herein. We have prepared this document and the analyses contained in it based, in part, on certain assumptions and information obtained by us from the recipient, its directors, officers, employees, agents, affiliates and/or from other sources. Our use of such assumptions and information does not imply that we have independently verified or necessarily agree with any of such assumptions or information, and we have assumed and relied upon the accuracy and completeness of such assumptions and information for purposes of this document. Neither we nor any of our affiliates, or our or their respective officers, employees or agents, make any representation or warranty, express or implied, in relation to the accuracy or completeness of the information contained in this document or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. We and our affiliates and our and their respective officers, employees and agents expressly disclaim any and all liability which may be based on this document and any errors therein or omissions therefrom. Neither we nor any of our affiliates, or our or their respective officers, employees or agents, make any representation or warranty, express or implied, that any transaction has been or may be effected on the terms or in the manner stated in this document, or as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any. Any views or terms contained herein are preliminary only, and are based on financial, economic, market and other conditions prevailing as of the date of this document and are therefore subject to change. We undertake no obligation or responsibility to update any of the information contained in this document. Past performance does not guarantee or predict future performance. When considering any forward-looking statements or projections contained herein, you should keep in mind the risks described from time to time in the Company’s filings with the SEC, including its 2020 Annual Report on Form 20-F (File No. 333-224459). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement. This document and the information contained herein do not constitute an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor do they constitute an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies, and do not constitute legal, regulatory, accounting or tax advice to the recipient. We recommend that the recipient seek independent third party legal, regulatory, accounting and tax advice regarding the contents of this document. This document does not constitute and should not be considered as any form of financial opinion or recommendation by us or any of our affiliates. This document is not a research report and was not prepared by the research department of Seadrill Limited or any of its affiliates. Neither you nor your directors, officers, employees, agents and affiliates may use the information contained in this document in any manner whatsoever, in whole or in part, other than in connection with evaluating the proposal contained herein. This document may contain material non-public information concerning Seadrill Limited and/or its affiliates and/or Seadrill Limited’s and/or its affiliates’ securities. You and your directors, officers, employees, agents and affiliates must only use such information in accordance with your compliance policies and procedures, contractual obligations and applicable laws and regulations. Some or all of the information contained herein is or may be price sensitive information and the use of such information may be regulated or prohibited by applicable legislation relating to insider dealing. You and your directors, officers, employees, agents and affiliates must not use any such information for any unlawful purpose. This document is subject to FRE 408 and its equivalents. SUBJECT TO FRE 408 & ITS EQUIVALENTS 2

NSN Term Sheet

Seadrill

Subject	NSN Term Sheet (2 July, 2021)
Transaction Structure	• NSN holders to receive 65.0% of pro forma NSNCo equity and take back debt equal to 100% of current face value of NSNs – Seadrill to retain 35.0% of pro forma NSNCo equity, subject to further agreement on details / specific voting rights – Up to $50mm of NSNCo cash to be used to redeem a portion of the NSNs at par upon full repayment of the New SeaMex InterCo Loan, subject to a minimum post transaction liquidity at NSNCo of $10mm • NSNCo to retain current cash balance, subject to utilisations contemplated herein • No cash shall be funded into NSNCo by Reorganised Seadrill Ltd, IHCo or RigCo or their respective Subsidiaries • NSNCo and its subsidiaries to no longer be wholly owned subsidiaries of Seadrill • All intercreditor claims of NSNs outside of the NSN structure to be released • The NSNs shall maintain all existing first ranking security within the NSNCo Group; no guarantees from Reorganized Seadrill Ltd., IHCo, RigCo or their respective Subsidiaries going forward
MLS Loan	• Seadrill portion (currently $8.7m) of MLS Loan to Seamex remains outstanding, but to become pari in payment priority and ranking to the New SeaMex Notes (described below), provided that MLS loan will be repaid by March 22, 2022
NSNCo Governance	• NSN holders to have appointment rights in respect of 4 of the 5 directors at NSNCo, and Seadrill to have appointment rights in respect of 1 of the 5 directors at NSNCo; no simple majority requirement for the Seadrill appointed directors • Detailed arrangements between shareholders to be agreed

SUBJECT TO FRE 408 & ITS EQUIVALENTS

3

NSN Term Sheet (cont.)

Subject	NSN Term Sheet (2 July, 2021)
NSN Claims at Seadrill and RigCo	• Release by the holders of the NSNs of all existing guarantees and security and claims with respect to Seadrill Limited and its subsidiaries (including IHCo and RigCo and their respective subsidiaries) • No cash or cash funding obligations shall be paid by nor guaranteed by Reorganized Seadrill Ltd. or RigCo or their respective Subsidiaries
Costs and Management Agreements	• Seadrill's management agreement structure and compensation vis-à-vis SeaMex to remain on current terms (mutually acceptable payment protection reflecting current market terms to be agreed to ensure timely payment of management fees going forward) – SeaMex/its successor to guarantee payment of past due management fees on a super senior basis to the New SeaMex Notes, to be swept on senior basis (for avoidance of doubt, senior basis including senior in priority to all payments to the New SeaMex Notes) subject to $40mm minimum cash at SeaMex post-sweep – If the outstanding management fees are not repaid by March 22, 2022, senior guarantee from NSNCo to purchase management fee claim at par – Management fees (plus direct pass through costs) will be paid effective 1 March 2021 as soon as MOHA funds are first made available to the SeaMex group, subject to cap of $1.1mm/month for management fees • Go-forward management of NSNCo group TBD • To the extent Reorganised Seadrill Ltd. and / or RigCo incur expenses (including personnel, accounting, or other functions), NSNCo to provide reimbursement promptly at cost plus margin subject to approval of a capped budget for any such costs/expenses in advance. Cap relates to internal costs and any third party costs such as audit / legal fees to be passed through at cost
Management Incentive Fee	• Upon the incurrence of a Liquidity Event, Seadrill to earn a 5% management incentive fee on any proceeds related to such Liquidity Event above an amount equal to (a) par plus accrued on the NSNs as of the closing of the restructuring transaction, less (b) $50mm – Potential to alternatively be structured as a management incentive fee tied to SeaMex-specific Liquidity Event with same economics – Liquidity Event includes any sale, refinancing, or other transaction that generates cash proceeds or listed shares, any dividends, and any repayments or interest received on loans to JVs, whether or not actually used to pay down / redeem NSNs

SUBJECT TO FRE 408 & ITS EQUIVALENTS

4

NSN Term Sheet (cont.) NSN Term Sheet Subject (2 July, 2021) • NSN holders to have a first priority right to fund any additional liquidity needs of NSN assets (including working capital support), subject to mechanics TBD Other • Documentation and approvals needed, including customary releases • Parties will continue to provide and share necessary information with respect to cash requirements and potential SeaMex funding needs, including updated information with respect to estimated pro forma NSNCo cash balance SUBJECT TO FRE 408 & ITS EQUIVALENTS 5 NSN Term Sheet (cont.) NSN Term Sheet Subject (2 July, 2021) • NSN holders to have a first priority right to fund any additional liquidity needs of NSN assets (including working capital support), subject to mechanics TBD Other • Documentation and approvals needed, including customary releases • Parties will continue to provide and share necessary information with respect to cash requirements and potential SeaMex funding needs, including updated information with respect to estimated pro forma NSNCo cash balance SUBJECT TO FRE 408 & ITS EQUIVALENTS 5

NSN Term Sheet (cont.)

Subject	NSN Term Sheet (2 July, 2021)
Principal	• 100% of outstanding NSNCo debt as of the closing of the restructuring transaction remains[(1)], minus up to $50mm cash paydown upon full repayment of the New SeaMex InterCo Loan • NSNs held by NSNCo to be retired
Issuer	• NSNCo, but no guarantee shall be provided by Reorganized Seadrill Ltd., IHCo, RigCo or their respective Subsidiaries
Maturity	• July 15, 2026
Interest and Fees	• Either (a) 9.0%, consisting of (i) 3.00% cash interest plus (ii) 6.00% PIK interest, or (b) 10.0% PIK – Interest shall be payable quarterly on the final trading day of each quarter
Call Protection	• Redemption price on or after: – July 15, 2021: 105% (1% reduction) – July 15, 2022: 102% (1% reduction) – July 15, 2023 and thereafter: 100%

(1) To include accrued interest through closing of the restructuring transaction

SUBJECT TO FRE 408 & ITS EQUIVALENTS

6

NSN Term Sheet (cont.) NSN Term Sheet Subject (2 July, 2021) • Same as terms under existing indenture Mandatory Payment • Mandatory offer concept will no longer exist given unnecessary complexity Financial • No financial covenants; Covenants and other restrictions will be amended so that they no longer apply to the Seadrill Group Covenants • Certain other amendments to NSN indenture covenants to be agreed Other Terms and • New $15m super senior basket for funding to Seamex group Conditions SUBJECT TO FRE 408 & ITS EQUIVALENTS 7 NSN Term Sheet (cont.) NSN Term Sheet Subject (2 July, 2021) • Same as terms under existing indenture Mandatory Payment • Mandatory offer concept will no longer exist given unnecessary complexity Financial • No financial covenants; Covenants and other restrictions will be amended so that they no longer apply to the Seadrill Group Covenants • Certain other amendments to NSN indenture covenants to be agreed Other Terms and • New $15m super senior basket for funding to Seamex group Conditions SUBJECT TO FRE 408 & ITS EQUIVALENTS 7

Appendix SUBJECT TO FRE 408 & ITS EQUIVALENTS 8 Appendix SUBJECT TO FRE 408 & ITS EQUIVALENTS 8

New SeaMex Notes – Illustrative Terms

Seadrill

Subject	New SeaMex Notes
Borrower	• New SeaMex Acquisition Co (newly formed Bermudian entity)
Guarantors	• Same as existing SeaMex Bank Debt, and such other entities as required to provide the agreed Collateral
Amount	• ~$191mm (~$217mm including Upfront Fee)
Tenor	• 3 years
Rate	• 12.0% PIYC • Interest shall be payable quarterly on the final trading day of each quarter
Upfront Fee	• 14.0% (Paid-in-Kind)
Rank	• New SeaMex Notes will rank senior to all existing indebtedness of SeaMex (except for historical Seadrill Management Fees incurred before March 1, 2021 and Seadrill's portion of the MLS Loan as detailed above)
Collateral	• Secured on a senior basis by substantially all assets of SeaMex/its successor and its subsidiaries
Call Protection	• Year 0 – 1.5: Callable subject to makewhole, which shall be calculated as the sum of: – (a) the present value of interest payments through Year 1.5, discounted at a rate of 3M LIBOR (not to exceed 50bps) + 20bps ("Makewhole Interest") – (b) the applicable premium, which shall be calculated as 106% times the principal balance ("Applicable Premium") • Year 1.5 – 2.5: 106 • Thereafter: Par
Use of Proceeds	• Refinance SeaMex Bank Debt (~$191mm)
Financial Covenants	• Minimum Liquidity Covenant: : Effective December 31, 2021[(1)], $10mm at all times, stepping up to $20mm beginning January 1, 2023
Documentation	The documentation will be based on the ACIC model form Note Purchase Agreement and governed by English law. Overly complex and restrictive covenant and waterfall terms in the existing SeaMex Bank Debt will not be carried across.

(1) For the avoidance of doubt, testing of the minimum liquidity covenant shall commence on December 31, 2021

SUBJECT TO FRE 408 & ITS EQUIVALENTS

9

New SeaMex Notes – Illustrative Terms (cont.)

Seadrill

Subject	New SeaMex Notes
Restricted Payments	• Distributions to NSNCo (including paydown of the New SeaMex InterCo Loan or dividends) shall be allowed through December 31, 2022 after the MLS Loan and all accrued management fees owing to Seadrill have been repaid in full subject to SeaMex/its successor satisfying the below 1L Net Debt and Revenue Backlog Coverage metrics: – **1L Net Debt** shall be calculated based on total outstanding New SeaMex Notes and other pari passu 1L obligations (if any), less cash in excess of the applicable Minimum Liquidity Covenant – **Revenue Backlog Coverage** shall be calculated based on (a) total revenue backlog, divided by (b) 1L Net Debt – Any distributions shall first apply to paydown the New SeaMex InterCo Loan

Period	1L Net Debt (pro forma for distributions)	Revenue Backlog Coverage
Through December 31, 2021	$100m	≥3.0x
January 1, 2022 – June 30, 2022	$75m	≥4.0x
July 1, 2022 – December 31, 2022	$50m	≥4.0x
Thereafter	No distributions to be permitted	No distributions to be permitted

Subject	New SeaMex Notes
Other Terms and Conditions	• Usual and customary for facilities of this type • The New SeaMex Notes will include a basket to provide flexibility for up to $15 million of new funding to be injected into the SeaMex group

SUBJECT TO FRE 408 & ITS EQUIVALENTS

10

New SeaMex InterCo Loan – Illustrative Terms

Seadrill

Subject	New SeaMex InterCo Loan
Borrower	• SeaMex group
Lender	• NSNCo
Guarantors	• Same as existing SeaMex Bank Debt
Amount	• \$56.3mm
Tenor	• 3 years
Rate	• 7.5% PIYC, payable on the final trading day of each quarter
Rank	• Junior to the New SeaMex Notes, and senior (except for Seadrill Management Fees and Seadrill's portion of the MLS Loan as detailed above) to all other existing indebtedness of SeaMex
Call Protection	• None
Source of Proceeds	• Existing cash from NSNCo (\$33.7mm) • Roll of existing Sponsor Working Capital Facility (\$22.6mm)
Use of Proceeds	• Refinance Fintech MLS Loan (\$8.7mm) • Fund process costs and go-forward working capital needs of SeaMex group
Financial Covenants	• Cov-lite
Other Terms and Conditions	• Usual and customary for facilities of this type

SUBJECT TO FRE 408 & ITS EQUIVALENTS

11

SeaMex Transfer Subject Seamex Restructuring • (i) An offer to the joint provisional liquidators (the “JPLs”) of SeaMex for a newly incorporated wholly owned subsidiary of NSNCo (“Newco”) to purchase all or substantially all of SeaMex’s assets (including its subsidiaries) and assume (directly or indirectly) all or substantially all of the Seamex group’s financial liabilities (including the novation of the c. $190million guarantee granted by SeaMex in respect of the SeaMex Facility), in consideration for the release of all or a substantial part of the subordinated debt owed by SeaMex (and certain of its subsidiaries) to the Issuer (and certain of its subsidiaries), including Seamex Transfer the Seller’s Credit Loan, or an equivalent transaction with similar commercial effect, (the “SeaMex Transfer”); and (ii) if the JPLs consider it consistent with their duties and in the best interests of SeaMex’s creditors as a whole to accept the SeaMex Transfer offer, NewCo to effect the SeaMex Transfer SUBJECT TO FRE 408 & ITS EQUIVALENTS 12 SeaMex Transfer Subject Seamex Restructuring • (i) An offer to the joint provisional liquidators (the “JPLs”) of SeaMex for a newly incorporated wholly owned subsidiary of NSNCo (“Newco”) to purchase all or substantially all of SeaMex’s assets (including its subsidiaries) and assume (directly or indirectly) all or substantially all of the Seamex group’s financial liabilities (including the novation of the c. $190million guarantee granted by SeaMex in respect of the SeaMex Facility), in consideration for the release of all or a substantial part of the subordinated debt owed by SeaMex (and certain of its subsidiaries) to the Issuer (and certain of its subsidiaries), including Seamex Transfer the Seller’s Credit Loan, or an equivalent transaction with similar commercial effect, (the “SeaMex Transfer”); and (ii) if the JPLs consider it consistent with their duties and in the best interests of SeaMex’s creditors as a whole to accept the SeaMex Transfer offer, NewCo to effect the SeaMex Transfer SUBJECT TO FRE 408 & ITS EQUIVALENTS 12